SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
500 BOYLSTON STREET
BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM December 14, 2021	FIRM/AFFILIATE
OFFICES

-----------

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

David Orlic

Tony Burak

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Bancroft Fund Ltd.
(File Nos.: 333-259267; 811-02151)

Dear Messrs. Orlic and Burak:

Thank you for your oral comments provided on September 30, 2021 and October 5, 2021 regarding your review of the registration statement on Form N-2 filed on September 2, 2021 (the “Registration Statement”) by Bancroft Fund Ltd. (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

David Orlic

Tony Burak

December 14, 2021

***

Prospectus Summary

1.	Please revise the ticker reference for the Fund’s Series A Preferred under the section “Exchange Listing” from “BCV Pr B” to “BCV Pr A.”

The Fund has made the requested change.

Summary of Fund Expenses

2.	The expense example on page 11 indicates expenses of $68 for year one. Please confirm if this calculation is correct or revise as necessary.

The Fund has revised the calculation.

Statement of Additional Information

3.

The last paragraph under “Beneficial Owners” states that “[a]s of August 30, 2021, the ownership of the Trustees and executive officers as a group beneficially owned less than 5% of the total common shares outstanding . . .” Please revise to specify exactly the percentage of the Fund’s outstanding common shares beneficially owned by the Trustees and executive officers as a group or indicate that the percentage beneficially owned is less than 1%.

The Fund has made the requested change.

Part C

4.	In Item 25.1, Financial Statements and Exhibits, please update the description of the Fund’s 2021 semi-annual report to shareholders to reflect April 30, 2021 as the six month period.

The Fund has made the requested change.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon